January 10, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re:    AltaVista Registration Statement on
                     Form S-1 (File No. 333-93013)--Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, AltaVista Company (the "Company") hereby submits this application for withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, (File No. 333-93013) (the "Registration Statement"), relating to the proposed initial public offering of the shares of the Company's common stock, effective as of the date hereof, or as early as practicable hereafter. The Company is requesting withdrawal of the Registration Statement due to continuing unfavorable conditions in the financial markets.

         We request that we be notified of the effectiveness of the withdrawal of the Registration Statement by a telephone call to the undersigned at (650) 320-6427 and that such withdrawal also be confirmed in writing.


                           Very truly yours,

                           ALTAVISTA COMPANY



                           By:  /s/ Stephanie A. Lucie
                                ------------------------------
                                Stephanie A. Lucie
                                Vice President, General Counsel and Secretary